September 12, 2019 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re: Rezolute, Inc. (the "Company") Registration Statement on Form S-1, as amended File No. 333-233310

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00PM EST on September 18, 2019 or as soon thereafter as is practicable.

Very truly yours, REZOLUTE, INC. By: /s/ Nevan Elam Name: Nevan Elam Title: Chief Executive Officer